Exhibit 99.1

DHT HOLDINGS, INC. HIGHLIGHTS PROVEN STRATEGY AND
CONTINUED VALUE CREATION IN LETTER MAILED TO SHAREHOLDERS

FOR IMMEDIATE RELEASE

DHT Holdings, Inc. Highlights Proven Strategy and Continued Value Creation
in Letter Mailed to Shareholders

Commences Mailing of Proxy Statement in connection with Company's Annual Meeting of Shareholders

HAMILTON, BERMUDA, May 12, 2017 - DHT Holdings, Inc. (NYSE: DHT) ("DHT" or the "Company") today announced that it has commenced mailing of the Notice of Annual Meeting and Proxy Statement in connection with the Company's Annual Meeting of Shareholders, which is scheduled to be held on June 15, 2017. Shareholders of record as of May 9, 2017 will be entitled to vote at the meeting.

Together with the proxy mailing, DHT included a letter to shareholders highlighting the Company's progress executing against its strategies to drive growth and allocate capital to create value for shareholders. The full text of the letter follows:

Dear Shareholder,

Firstly, let us take this opportunity to thank you for your continued support and interest in DHT. We take pride in our responsibility to serve you and hope that you share our enthusiasm with respect to DHT's prospects.

We have taken a number of actions to ensure DHT is well positioned in a cyclical industry, and our execution in the current market is no exception. We continue to deliver strong earnings with competitive operating costs for our fleet. This is enabled by our high-quality fleet operated by a very competent and highly-motivated organization, both on shore as well as on board our ships. We likewise have maintained a healthy balance sheet with moderate leverage, financed by a group of experienced and supportive banks on favorable terms. In short, we are firing on all cylinders.

Building off another strong year in 2016, we delivered earnings that exceeded expectations for the first quarter of 2017. Following a drop in vessel prices through 2016 of about 30%, we believe that 2017 is a year ripe for expansion. In March, we acquired a fleet of eleven VLCCs at an attractive price. This price, combined with prudent financing, allowed us to increase our VLCC fleet by more than 50% while further strengthening our balance sheet. The transaction provides cost synergies and is accretive to our earnings. It will also reduce our industry-leading cash break-even levels further, enhancing our staying power through the business cycles.

As you know, we have a disciplined approach to capital allocation. In allocating our capital prudently, we took advantage of the strong cash flows during the recent market upturn to both delever our balance sheet and return capital to you. Since the beginning of 2015, we prepaid $121 million of debt in addition to ordinary repayments. We have paid cash dividends for 29 consecutive quarters, and since the beginning of 2015, have paid quarterly cash dividends equal to $133 million, or $1.40 per share. We also repurchased $32 million worth of our convertible bond at 93% of face value, thereby reducing potential dilution to shareholders. Combined, this amounts to $284 million.

In connection with the opportunistic growth driven by our recent acquisition, we have issued the remainder of our authorized number of common stock. As such, we want to share some important details about DHT's upcoming Annual Meeting of Shareholders on June 15, 2017. In order to continue to execute on our strategy of disciplined and counter cyclical growth, we request your support by voting "FOR" the proposal to increase the Company's total number of authorized common stock.

We further encourage you to support the other proposals that are being presented at the meeting, which include the election of Jeremy Kramer (please see our Proxy Statement for his full background) as a new independent member of the Board of Directors and the ratification of the selection of the Company's public accounting firm, Deloitte.

We have mailed to you an invitation to the Annual Meeting from Erik A. Lind, the Chairman of our Board of Directors, and Notice of Annual Meeting and Proxy Statement for the Annual Meeting, which fully describes the business to be transacted at the Annual Meeting and provides other information concerning detailed instructions on how to vote. If you have any questions about any proxy materials or require any assistance with voting your shares, please contact our proxy solicitor, D.F. King, via e-mail at DHT@dfking.com or by telephone, free of charge to you, at +1 866 796 1292 (toll free) or +1 212 269 5550 (collect).

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We are confident that our counter cyclical strategy and prudent balance sheet management combined with our high-quality fleet, loyal customer base and experienced organization will enable us to continue delivering strong results.

Given the strength of our operations and the significant value we expect to deliver by executing our strategic plan, we are more convinced than ever that the unsolicited proposals we have received from Frontline Ltd. are wholly inadequate.

We have attempted to engage in good faith with Frontline during multiple in-person and phone meetings to explain that their proposals do not reflect the fundamental value inherent in our fleet and would, in fact, dilute the value of DHT shareholders' investment. Specifically:

1. DHT's contribution to the combined entity on net asset value (NAV) and estimated EBITDA metrics translates into an exchange ratio of better than 1:1, far exceeding Frontline's final proposal.

2. Through our recent acquisition of BW's eleven VLCCs, we established an arm's length, negotiated NAV of $5.37 per share as of March 23, 2017.

3. We are not against consolidation-in fact we have been quite active on that front-but any business combination needs to make sense to both parties.

***

Whether or not you plan to attend the Annual Meeting, your vote is very important.

To provide the flexibility to pursue future expansion opportunities, we strongly urge shareholders to approve the proposal to increase the Company's total number of authorized common stock. Approval of the increase will also cause the automatic conversion of the Series D Preferred Stock that we issued to BW in connection with the acquisition of BW's VLCC fleet. This conversion would allow us to entirely avoid the requirement that DHT pay a 4% cash dividend on the Series D Preferred Stock (approximately $3.4 million per year) if this proposal is not approved by the end of 2017. The 4% dividend would be payable on top of, and prior to, our common dividends, which are also payable to holders of the Series D Preferred Stock. If approval is obtained, the 4% dividend will not need to be paid.

We encourage you to have your shares represented by submitting a proxy (a) by telephone or the internet following the easy instructions on the proxy card enclosed with your proxy materials or (b) by completing, signing, dating and returning your proxy card in the envelope enclosed with your proxy materials as soon as possible.

On behalf of your Board of Directors and management team, we thank you for your continued support.

With best regards,

Trygve P. Munthe	Svein Moxnes Harfjeld
Co-Chief Executive Officer	Co-Chief Executive Officer

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT's securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT's Annual Report on Form 20-F, filed with the SEC on March 23, 2017.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT's actual results could differ materially from those anticipated in these forward-looking statements.

Media Contacts

Svein Moxnes Harfjeld, Co-CEO: +47 23115080
Trygve P. Munthe, Co-CEO: +47 23115080